FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE, 2008

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street, Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated June 3, 2008- Logan Resources Provides Update On Redford Iron Ore/Gold Project On Pacific West Coast Of Vancouver Island

2.

News Release dated June 18, 2008- Logan Resources Update On Redford Iron Ore Potential, Pacific West Coast Of Vancouver Island

3.

News Release dated June 19, 2008-  Logan Resources And International KRL Resources Provide Update On Turn River U-Ni Project

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date: July 18, 2008

By: /s/ Judith T. Mazvihwa

 Name

Its: CFO/Director

(Title)

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Tuesday June 3, 2008

LOGAN RESOURCES PROVIDES UPDATE ON REDFORD IRON ORE/GOLD PROJECT ON PACIFIC WEST COAST OF VANCOUVER ISLAND

Vancouver – Tuesday, June 3, 2008 - Logan Resources Ltd. (TSXV:LGR) today announced  an exploration program on its 100%-owned Redford iron ore/gold property (British Columbia) and confirms preparations for the upcoming field season in the Yukon.

The Redford property hosts the Brynnor Iron (magnetite) deposit, located 15 km east of Ucluelet on the Pacific west coast of Vancouver Island, BC.  It is situated 12 km (7.5 miles) from tidewater which can be accessed directly via an existing, well maintained 2-lane road.

Two distinct ore bodies have been identified to date on the property.  The smaller, near surface ore body was open pit mined by Noranda Exploration Ltd. from 1962 to 1967.  During that period a total of 3.0 million tonnes of iron concentrate containing an average of 63.8% iron was recovered from 4.48 million tonnes of ore mined.  The second ore body, located east of the old pit, was outlined by diamond drilling and underground development.  No reserves for the east ore body have been documented in public records; however they likely contain a grade comparable to the deposit mined at the open pit (BC Ministry of Energy, Mines & Petroleum Resources; Minfile Report 092F 001). Logan Resources is currently assessing the economic potential of this resource.

The Company is in the process of conducting a reconnaissance soil survey over the entire Redford property (432 claim units, 10,800 hectares).  This is the first time a soil survey of this magnitude has been performed on the property, and will enable Logan to target areas for further investigation. The current program will also include prospecting and sampling of some of the historic showings on the property.  These include the Fact showing, where a grab sample returned values of 14.26 g/t gold, 13.7 g/t silver, 1.6% copper, and 35.3% iron (BC Ministry of Energy, Mines & Petroleum Resources - Assessment Report #14704).

Upon completion of the exploration program on Redford, Logan Resources will begin field operations to evaluate its other projects in the Yukon and northern British Columbia.

Peter T. George, P.Geo, Consulting Geologist, is the Qualified Person as per NI43-101, responsible for the technical information contained herein.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. For more information on the Company’s diversified property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

For further information please contact:

Seamus Young, President and CEO, 604-689-0299 x 223

Judith Mazvihwa, Chief Financial Officer, 604-689-0299 x224

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Wednesday June 18, 2008

LOGAN RESOURCES UPDATE ON REDFORD IRON ORE POTENTIAL, PACIFIC WEST COAST OF VANCOUVER ISLAND

Vancouver – Wednesday, June 18, 2008 - Logan Resources Ltd. (TSXV:LGR)  As previously reported, the Redford property hosts the Brynnor Iron (magnetite) deposit, located 15 km east of Ucluelet on the Pacific west coast of Vancouver Island, British Columbia.  The deposit is situated 12 km (7.5 miles) from tidewater, which can be accessed directly via an existing, well maintained 2-lane road.  Logan holds a 100% interest in the Redford property with no third party royalties or interests.

Noranda Exploration Ltd. operated an open pit mine from 1962 to 1967 and produced 3 million tonnes of iron concentrate with an average grade of 63.8% iron (from 4.5 million tonnes of ore mined).  In 1964 Noranda completed a shaft to 260 metres and cut stations at the 122, 183 and 228-metre levels.  A permanent steel head frame was completed in 1965.  In June 1966, due to a labor dispute, operations ceased and were not renewed until March 1967.  Open pit production continued until year-end 1967 with stockpiled ore being processed until April 1968 when all operations ceased.  No underground mining was undertaken.

The shaft sinking by Noranda was based on drilling which identified a fault-offset extension of the open pit zone. The zone extends from near surface to at least 250 metres below surface along a strike length of 240 metres, with an average true thickness of approximately 20 metres.  The zone strikes in an east-southeast direction, dips approximately 60 degrees to the north and is open at depth and along strike to the east.  Based on two drill sections available in BC government records, the geological potential of the drilled area of the undeveloped deposit is 8 to 10 million tonnes at similar grades to the historic average grade of the open pit, which indicates potential for 5 to 7 million tonnes of iron concentrate grading 63.8%.  This potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a “Mineral Resource” as defined in NI 43-101, and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

Logan is currently attempting to acquire detailed information related to the historical drilling on the property.  Logan intends to drill a number of holes later this year to confirm the historical data and to extend the zone at depth and along strike to the east.  The historical data and new drilling will provide the basis for a NI43-101 compliant resource estimate.

In November 2007, prices for ore grading 63.5% iron were approximately US$ 190 per tonne for iron ore imported into China (based on US Geological Survey publications), compared to iron ore prices in the US$ 9 to 10 per tonne range when Noranda was operating during the 1960’s.

Peter T. George, P.Geo, Consulting Geologist, is the Qualified Person as per NI43-101, responsible for the technical information contained herein.

Logan has initiated its 2008 exploration program on the Cheyenne gold property northeast of Dawson City, Yukon and will complete geological and MMI soil geochemical surveys in order to define specific drill targets.  The work on Cheyenne will be completed by mid July and field crews will then initiate 2008 work on the Heidi and Shell Creek properties, which are also located in the Dawson area.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. For more information on the Company’s diversified property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

For further information please contact:

Seamus Young, President and CEO, 604-689-0299 x 223

Judith Mazvihwa, Chief Financial Officer, 604-689-0299 x224

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA): LGREF

Thursday June 19, 2008

LOGAN RESOURCES AND INTERNATIONAL KRL RESOURCES

PROVIDE UPDATE ON TURN RIVER U-Ni PROJECT

Vancouver – Thursday, June 19, 2008 – Logan Resources Ltd. (TSX-V:LGR) and International KRL Resources Corp. (TSX-V:IRK) today announced that an option agreement dated April 2, 2007 with Longview Capital Partners Incorporated has been cancelled.  The agreement granted Longview Capital an option to earn a 50% interest in their jointly-owned Turn River uranium-nickel project in the Yukon by spending $15 million in exploration expenditures over five years.  Pursuant to the option agreement (detailed in Sept. 18, 2007 news release), Longview was required to expend $2 million on exploration before April 2, 2008 and did not meet this commitment.

The Turn River project consists of 3,377 claims in twelve non-contiguous blocks, covering an area of 706 km2 (174,432 acres).  The claims will remain in good standing until 2009 - 2010. The property is located 95 km northeast of Whitehorse and is serviced by the Canol Road.  Significant nickel and uranium silt stream sediment geochemical anomalies occur in the area.  The elevated nickel geochemical data is associated with ultramafic intrusive rocks.

Late in the 2007 field season, a helicopter magnetic and radiometric survey totalling 3,157 line km was flown over the Turn River claim blocks on behalf of It’s Your Nickel Exploration Ltd. (a private company partially owned by Longview Capital).  Three high priority and 24 secondary priority radiometric anomalies were identified with potential for uranium mineralization.  Numerous magnetic anomalies also warrant further exploration for nickel mineralization.  International KRL and Logan Resources plan to seek a joint venture partner to further explore the Turn River Property.

Peter T. George, P.Geo., Consulting Geologist is the Qualified Person as per NI43-101, responsible for the technical information contained herein.

Logan Resources Ltd. and International KRL Resources Corp. are mineral exploration companies engaged in the acquisition, exploration and advancement of Canadian mineral properties. For further information on the Companies’ diversified exploration property portfolio, please visit www.loganresources.ca, www.krl.net, www.sedar.com and www.sec.gov websites.

For further information please contact:

Seamus Young, President and CEO, 604-689-0299 x 223

Judith Mazvihwa, Chief Financial Officer, 604-689-0299 x224

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.